FAT LEAF WATER

CURE YOUR DAILY DROUGHT

Providing superior hydration from an overlooked super-plant!



CURRENTLY RAISING FUNDS TO PRODUCE OUR NEW PRODUCT LINE POWDER PACKETS


CURE
YOUR DAILY DROUGHT
MOJAVE CITRUS FLAVOR
FAT LEAF WATER

- Fat Leaf Water is working with Spectrum Fruits, which created a custom prickly pear powder, to be used in a new hydration powder packet product line for Fat Leaf Water.
- The prickly pear powder will also replace the frozen fruit concentrate that Fat Leaf Water currently uses in its RTD line, lowering shipping costs and emissions waste.

THE OPPORTUNITY

Cactus water is an overlooked natural solution for sports-hydration. The existing cactus water brands fail to target the sports-hydration market, often sacrificing taste to focus on solely nutritional benefits.

The market for plant-based beverages continues to grow, but is largely saturated by coconut water that is sourced from overseas, leaving a large opportunity for a locally sourced and environmentally friendly option.

Additionally, we see a rise in powder packet hydration for those who are on-the-go and more eco-conscious, yet there is not yet a cactus hydration powder packet available.




CURE YOUR DAILY DROUGHT
RIMROCK RED FLAVOR
FAT LEAF WATER
CURE YOUR DAILY DROUGHT
MOJAVE CITRUS FLAVOR
FAT LEAF WATER
CURE YOUR DAILY DROUGHT
KEYLIME MIRAGE FLAVOR
FAT LEAF WATER

OUR SOLUTION

First cactus water based sports hydration beverage

Loaded with electrolytes, contains taurine, dubbed the "wonder molecule" by scientists, it improves athletic performance, filled with vitamins, antioxidants & minerals

Delicious + replenishing flavors

It has been formulated in a variety of flavor options that offer a range of taste experiences, with thoughtful + functional ingredients

Ditch the bottle

This will be the first cactus hydration product sold in powder packets

Eco-friendly

The prickly pear is a biodiverse and sustainable resource, and ours is sourced from the U.S, leading to less emission waste. Our packets are small + recyclable, also leading to less waste.



MARKET: TAPPING THE TRENDS

Explosive growth in functional hydrating beverages

Boom of alternative waters

Demand for healthy & refreshing cactus water

$968 billion

non alcoholic liquid refreshment beverage market ($1.6 trillion by 2025)

EXPLOSIVE GROWTH IN
HYDRATING POWDER PACKETS

The hydration powder packet market is on the rise, with the Global Electrolyte Mixes Market being projected to grow at a CAGR of 11.7% between 2019-2024.

The largest market for electrolyte powders is North America, with Asia Pacific being the fastest growing market.

Global Electrolyte Mixes Market – Market Size, by Region, Global, 2018


Regional Market Size
High
Mid
Low

Source: Mordor Intelligence

BOOM OF ALTERNATIVE WATERS

US Plant-based Waters Market Size, By product, 2013-2024 (USD Billion)



5.4 Billion
2.5 Billion
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Coconut Water
Maple Water
Birch Water
Artichoke Water
Cactus Water
Others

Health and wellness has become one of the single largest drivers in the beverage space. Beverages are no longer opportunities for constant indulgence – they are integral dietary components.

As the sport drinks category struggles to achieve growth in the US, the emergence of natural, plant-based hydration solutions will provide inspiration for the next wave of mainstream, isotonic innovation.

Source: Global Alternative Waters report, Zenith Global, Global market insights report

TARGET MARKET



- Women who are busy, health conscious, active and have disposable income
- Current consumers of cactus water, coconut water, and other functional and plant based beverage offerings
- Key subsets: recreational male athletes and parents seeking a healthy alternative for their children

FLAGSHIP LINE OF CURRENT FLAVORS


FAT LEAF WATER
KeyLime Mirage


FAT LEAF WATER
Mojave Citrus


FAT LEAF WATER
Rimrock Red

KEY LIME MIRAGE

features key lime, as its powerful flavor taps into memories of the beach, vacation and sun, all visual references we want our customers to call to mind as they rejuvenate themselves.

Calories: 15
Fat: 0g
Sugar: 5g

MOJAVE CITRUS

includes a combination of blood orange and tangerine, creating a tart-sweet flavor profile. To the juices, we added turmeric and black pepper to increase the health benefits and provide nice kick.

Calories: 60
Fat: 0g
Sugar: 14g

RIMROCK RED

made from a mix of raspberries and blueberries offering a sweet profile, with just a touch of tartness.

Calories: 70
Fat: 0g
Sugar: 16g

TARGET MARKET IN ACTION

Women's Weekends with The Mountain Guides


FAT LEAF WATER


FAT LEAF WATER


FAT LEAF WATER


FAT LEAF WATER
KeyLime Mirage
FAT LEAF WATER
Mojave Citrus
FAT LEAF WATER
Rimrock Red


YETI
FAT LEAF WATER
YETI
BOOM BOOM ROOM





TARGET MARKET IN ACTION

National American Grappling Tournament


FAA
FIGHTING ARTS ACADEMY
FAT LEAF WATER
CURE YOUR DAILY DROUGHT


RHODE ISLAND
NAGA
NORTH AMERICAN GRAPPLING ASSOCIATION
LAUZON
MIXED MARTIAL ARTS
WIN!
Fat Leaf Water Snack & Yeti Lunchbox
Fat Leaf Water trucker hat
Post and tag to win.
- more posts more chances to win -
Tell us what these 4 items have in common
YETI


KITCHEN
NAGA
DSBJJ
WIN!
Fat Leaf Water Snack & Yeti Lunchbox
Fat Leaf Water trucker hat
Post and tag to win.
- more posts more chances to win -
Tell us what these 4 items have in common

TARGET MARKET IN ACTION


SURGE
VOLLEYBALL
FAT LEAF WATER
CURE YOUR DAILY DROUGHT


FAT LEAF WATER






SURGE BEACH
molten

TARGET MARKET IN ACTION



Dear Fat Leaf team!
We appreciate your support!
Thanks for making the ICF
such a special event!
Happy Holidays
from, The Wyo Climbers


Happy Holidays!
from all of us at
WYOCLIMBERS

From: **Climbers' Festival** <climbersfestival@gmail.com>
Date: Thu, Jul 22, 2021 at 8:57 PM
Subject: Re: Sponsor Info Request
To: Ruth Wong <ruth@fatleafwater.com>

Hi Ruth,

The weekend was great! It was a pleasure to have Holley and Fat Leaf there. We'd be happy to have you back next year. Save the dates: July 14th-17th, 2022!

Thanks for supporting the festival!
Josie

COMPETITIVE LANDSCAPE


CURE YOUR DAILY DROUGHT
CURE YOUR DAILY DROUGHT
CURE YOUR DAILY DROUGHT

FAT LEAF WATER

- High amount of electrolytes & antioxidants
- Contains taurine
- Locally sourced
- Low sodium


THIRST QUENCHER POWDER
THIRST QUENCHER POWDER
THIRST QUENCHER POWDER

GATORADE

- Top selling hydration powder packet
- Not natural or locally sourced
- High in sugar and sodium
- No addition of taurine or antioxidants


LIQUID IV
HYDRATION MULTIPLIER
LIQUID IV
HYDRATION MULTIPLIER

LIQUID IV

- Uses Cellular Transport Technology
- Contains high amount of vitamin C
- Does not contain taurine
- Not locally sourced
- High in sodium


hydrant
Variety Pack

HYDRANT

- Powder packet subscription service focused on wellness benefits
- Not locally sourced
- High in sodium
- Does not contain taurine

COMPETITIVE LANDSCAPE - HOW DOES FAT LEAF WATER STACK UP?

Brand	Serving Size	Carbs	Potassium	Sodium	Magnesium	Phosphorus	Calcium	Vitamin C	Sugar per 16g serving	Taurine	Locally Sourced	Price per 16g serving
Fat Leaf Water	16g	4%	15%	4%	8%	8%	10%	50%	14g	Yes	Yes	$3.00
Gatorade	20g	12%	0%	10%	-	-	-	-	26g	No	No	$0.92
Liquid IV	16g	4%	11%	22%	-	-	-	80%	11g	No	No	$2.50
Hydrant	8g	2%	4%	11%	8%	-	-	-	12g	No	No	$2.00

SOCIAL RESPONSIBILITY

Environmental responsibility is central to Fat Leaf Water's identity and purpose. Because we will be benefiting directly from a natural resource, we feel motivated to give back to the earth in several ways:



- Prickly pear is naturally and sustainably sourced.
- We strive to work with equally eco-conscious vendors.
- We donate a percent of profits to Conservation International.
- Identify creative ways in which we can reinforce this commitment in the future i.e. special promotions on Earth Day, limited-time eco-conscious flavors, etc.

OPERATIONAL PLAN

Manufacturing

Fat Leaf Water will produce their first run of powder packets at Sonic Packaging Industries, of Westwood, NJ, which offers industry-leading product filling technologies. Sonic specializes in in single unit doses and metered delivery systems. Sonic supports the Made in America movement, with 90% of their packaging materials and filling services sourced in North America.

Packaging + Shipping

Once filled, the powder packets will be shipped to Fullfyld, Fat Leaf Water's fulfillment center based in Huntsville, Alabama. Fullfyld is an ideal partner, as they offer a full spectrum of storage, kitting and shipping logistics, and they coordinate with Amazon Seller Central and Shopify. Fullfyld packages Fat Leaf Water into five SKUs (Rimrock Red 24-Pack, Key Lime Mirage 24-Pack, Mojave Citrus 24-Pack and Variety Packs (12-Packs and 24-Packs).

DISTRIBUTION STRATEGIES

Year 1

- We launched on Amazon and Shopify.

- We have been a product sponsor for a number of organizations, events, and companies that embody our key demographic:
  - * The Mountain Guides in partnership with YETI
  - * Easy Day Sports
  - * International Climbers Festival
  - * Surge Volleyball
  - * NAGA

Year 2

- We plan to distribute to boutique gourmet and natural foods grocery channels

- We intend to align with wholesale channels, with an intention on launching through those avenues in year 3.

* These are forward-looking projections and are not guaranteed.



MARKETING PLAN

- Social Media push across all channels, fueled by key influencers in the health and wellness space
- Demos at gyms, outdoor outfitter stores and sports competitions
- Partnership with Conservation international will give us presence at their biannual gala, attended by eco-friendly celebrities (i.e. Jaden Smith and Harrison Ford) & inclusion in their biannual gift guide that goes out to one million readers.
- Once we have traction, we intend to work with a marketing agency to boost our visibility. Our team has a strong relationship with Madwell, that has a reputation for giving boutique brands premium positioning.








OPS
22%
MARKETING
30%
MANUFACTURING
48%

RAISE + BUDGET

We are seeking $250K to produce our first run of 60K Fat Leaf Water powder packets. This will give us an 18-month runway.

PATH TO PROFITABILITY

100K UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$80,000	$30,000	$0	$20,000	$10,000	$2,000	$142,000	$1.42
RTD	$58,000	$40,000	$12,000	$30,000	$25,000	$4,000	$169,000	$1.69

500K UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$320,000	$110,000	$0	$80,000	$40,000	$7,500	$557,500	$1.12
RTD	$230,000	$160,000	$50,000	$125,000	$100,000	$15,000	$680,000	$1.36

1M UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$510,000	$180,000	$0	$130,000	$60,000	$12,000	$892,000	0.89
RTD	$370,000	$260,000	$75,000	$200,000	$150,000	$25,000	$1,080,000	1.08

Assumptions
* Suggested retail price for the sticks packs is $3.00
* Suggested retail price for the RTD bottles is $4.00
* Calculations are based on Mojave Citrus formulas
* Stick pack co-packing at Sonic Packaging + RTD co-packing at Summit Beverage
* Prickly pear powder sourced from Spectrum Fruits
* These are forward-looking projections and are not guaranteed.

THE RISKS

* Our product is dependent on the prickly pear crop. If we encounter a subpar growing season, supply will go down and raw material costs will increase.

* As our product will be the first of its kind (in terms of being the first cactus hydration powder packet in the market), we are facing a certain element of the unknown. Although, we have solid data on similar products and feel that the potential of being the first in this category outweighs the potential risks.

* The powder packet market has grown steadily over the past few years, and competition for shelf space has become steeper. However, we feel that our presence as an RTD in advance of this launch positions us well to jump ahead of the pack.



EXIT STRATEGY

A) Acquisition - publicized acquisition examples below:

Company	Acquirer	Year	Purchase Price	Inception to Exit	Estimated Sales at Time of Purchase	Multiple
Liquid IV	Unilever	2020	Undisclosed	~ 8 Years	~100M	N/A
Rockstar	PepsiCo	2020	$3.85 Billion	~ 19 Years	~170M	22X
Bai	Dr. Pepper Snapple	2016	$1.7 Billion	~ 7 Years	~230M	7.4X
Kevita	PepsiCo	2016	$500 Million	~ 7 Years	~100M	5X

B) Initial Public Offering

C) Investment from Strategic Partner - recent examples in relevant categories are below:

- Oatly is Scandinavia's leading brand of plant-based, dairy-free products. Verlinvest partnered the existing shareholders, founders and management team, investing in November 2016 through a Joint Venture with China Resources.

- VEB is a business unit of Coca Cola that nurtures a porfolio of brands, such as Core Power, Fairlife, and Honest Tea

- Bright Greens, a brand of blender-free, plant-based frozen smoothies, raised a seed round led by eighteen94 capital, the venture capital fund of Kellogg Company.

- Danone Manifesto Ventures invested $30 Million in Harmless Harvest coconut water in 2018, 9 years after the company was founded.

* These are forward-looking projections and are not guaranteed.

OUR PARTNERS



ELYSE SARA, FOUNDER

- Founder + CEO of Canteen Works , a food and beverage commercial video production company
- Former Founder + CEO of All in the Pudding, a retail and wholesale bread pudding business



RUTH WONG, PARTNER

- Holds a Civil Engineering degree and has experience leading PS20 to win the NYC Wellness Council of the Year Award in 2018
- Heads up Fat Leaf Water's marketing and community development initiatives

OUR ADVISORS



DOUG LAMBERT

Managing Director of 2nd Glantz Venture Studio and Advisory
Veteran entrepreneur, investor + business exec
Advisor for Tempo hemp CBD beverages.

.



ARIEL GLAZER

Former CEO and Co-Founder of Kombrewcha, acquired by AB InBev in 2016
Former Senior Analyst at Goldman Sachs
Founder of La-Di-Da lattes.



FAT LEAF WATER

CURE YOUR DAILY DROUGHT

THANK YOU

elyse@fatleafwater.com
310-779-2807